UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Gab AI Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       September 9, 2016

Physical address of issuer
700 N State Street, Clarks Summit, PA 18411

Website of issuer
https://gab.com

Is there a co-issuer? ___ *yes* _X_ *no.*

Name of intermediary through which the Offering will be conducted
LevelX Capital LLC

CIK number of intermediary
N/A

SEC file number of intermediary
8-53580

CRD number, if applicable, of intermediary
117028

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None.

Type of security offered
Class D Non-Voting Common Stock

Target number of Securities to be offered
30,303

Price (or method for determining price)
$33.00

Target offering amount
$1,000,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$4,999,500

Deadline to reach the target offering amount
June 19, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
11

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$2,331,324	$1,648,346
Cash & Cash Equivalents	$420,086	$387,215
Accounts Receivable	$435,301	$0
Short-term Debt	$2,108,688	$376,333
Long-term Debt	$43,678	$715,785
Revenues/Sales	$3,833,094	$307,173
Cost of Goods Sold	$519,756	$33,169
Taxes Paid	$800	$800
Net Income (Loss)	$(377,276)	$(544,429)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

<p style="text-align:center">EXPLANATORY NOTE</p>

GAB AI Inc. (the "**Company**") is filing this Form C/A to correct a scrivener's error appearing in the line items regarding Net Income Most Recent Fiscal Year-end and Net Income Prior Fiscal Year-end in the html webform. The Form C filed by the Company on December 20, 2022 is hereby amended and superseded in all respects by this Form C/A.

<p style="text-align:center">DECEMBER 20, 2022</p>

<p style="text-align:center">PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C/A)</p>

<p style="text-align:center">GAB AI Inc.</p>



<p style="text-align:center">Up to $4,999,500 of Class D Non-Voting Common Stock</p>

GAB AI Inc., a Delaware corporation ("**Gab**," the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $1,000,000 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,500 (the "**Maximum Offering Amount**") of shares of Class D non-voting common stock, par value $0.0001 per share, of the Company (the "**Securities**" or "**Class D Common Stock**") on a best efforts basis as described in this Form C/A (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by June 19, 2023 (the "**Offering Deadline**").

The Company will accept oversubscriptions in excess of the Target Offering Amount for the Offering up to the Maximum Offering Amount on a first come, first served basis.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**." In order to purchase the Securities, you must complete the purchase process through our intermediary, LevelX Capital LLC (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 5.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN COUNSEL, ACCOUNTANT AND FINANCIAL ADVISOR AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY

OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

TABLE CONTENTS

ABOUT THIS FORM C/A 1

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS 2

INVESTING PROCESS 3

EXECUTIVE SUMMARY 4

RISK FACTORS 5

OUR PRODUCTS AND SERVICES 13

USE OF PROCEEDS 37

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES 38

PREVIOUS OFFERINGS 39

PRINCIPAL SECURITY HOLDERS 39

DEBT 39

RELATED PARTY TRANSACTIONS 39

FINANCIAL INFORMATION 44

COMMISSION AND FEES 45

LEGAL MATTERS 45

ADDITIONAL INFORMATION 46

ANNEX I- FINANCIAL STATEMENTS 48

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

INVESTING PROCESS

In order to purchase the Securities, you must make a commitment to purchase the Securities by completing the subscription process hosted by the Intermediary. A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https:// https://levelx.com/gab (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post non-material updates to this Form C/A as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment.

Investment Cancellations

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment **until up to 48 hours prior to the Offering Deadline**, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

Notifications

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering **within five (5) business days of receiving notice**, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Updates

Updates on the status of this Offering can be found https://levelx.com/gab.

EXECUTIVE SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Description of Business

Gab AI Inc. is a free speech software company. We offer telecommunications and social networking services, specifically online chat rooms, direct messaging, videoconferencing and electronic bulletin boards for the transmission of messages among users in the field of general interest. As of December 15th, 2022, we have over 5,940,109 cumulative registered user accounts and had 85.8 million monthly visits from 20.12 million unique visitors in the past 30 days.

The Company was incorporated in Delaware as a corporation on September 9, 2016.

The Company is located at 700 N State Street, Clarks Summit, PA 18411, United States. The Company's website is https://gab.com.

Who We Are

Our mission is to build technology to support everyone everywhere to speak freely within the legal limits of the First Amendment of the United States Constitution. Gab's values are grounded in our Christian faith in Jesus Christ, but we welcome those from all religious backgrounds—or no religious background at all—to join our community and speak freely. Regardless of whether Gab's administrators, outside activist pressure groups, "cancel culture" Internet mobs, the media, foreign governments or any other persons agree with any Gab user's ("Gabber's") viewpoints, **any Gabber's political speech that is protected by the First Amendment of the U.S. Constitution will be allowed on the platform.** Illegal activity, threats of violence, doxxing and use of the site to procure offline harassment, pornography, child exploitation, spam and other certain prohibited uses as described in our Terms of Service are not allowed.

Our Story

Gab was founded in 2016 by Andrew Torba, a Christian technology entrepreneur and best-selling author who left Silicon Valley to start Gab after he saw the rise in censorship from platforms like YouTube, Facebook, and Twitter during the 2016, and later 2020, presidential election. As a result of our free speech principles, Gab has been no-platformed and banned by more than 25 service providers over the years, including both the Apple App Store and the Google Play Store, payment processors, and hosting providers. Gab and Andrew have been relentlessly smeared by Big Tech, the mainstream media, academics, members of U.S. Congress, foreign nation states and more for refusing to censor first amendment-protected political speech on Gab. Despite these challenges, Gab has become more resilient by depending solely on our community of users from around the world to support the site and by building our own in-house infrastructure from the ground up.

For a detailed description of the Company's services and products and business plans, see the section titled *"Our Products and Services."*

Offering Terms

Gab is seeking to raise a minimum amount of $1,000,000 and up to a maximum amount of $4,999,500 of the Securities. The minimum investment in the offering is $330. Our offering price of $33.00 per share was based upon an estimated pre-money valuation of US $250,876,725.00, which was determined internally by the Company. For more information about the valuation of the price of the Securities, see the section titled "*Securities Being Offered and Rights of the Securities of the Company- Valuation."*

This is a growth-funding round. We are looking for investors who want to help us expand our resilient hosting infrastructure and ramp up Gab's community growth by expanding our sales and marketing teams.

For more information about the rights, preferences and privileges of the Securities, see the section titled "*Securities Being Offered and Rights of the Securities of the Company*."


RISK FACTORS


An investment in the Securities involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering memorandum, before purchasing our Securities. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our Securities could fall, causing investors to lose some or all of their investment. The following is a description of what we consider the material risks to our business and an investment in our securities.

Risks Related to the Company's Business and Industry

We have a limited operating history and have yet to earn a substantial profit or substantial operating revenue, which makes it difficult to accurately evaluate our business prospects.

We have limited assets, a limited operating history, and minimal operating revenue to date. We are still working on developing various features of our platform. Thus, our proposed business is subject to all the risks inherent in early-stage businesses. The likelihood of success must be considered in light of the expenses, complications and delays frequently encountered with the start-up of new businesses and the competitive environment in which start-up companies operate.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts included herein relating to the size and expected growth of the target market and market demand may also prove to be inaccurate. The estimated addressable market may not materialize in the timeframe of the projections included herein, if ever, and even if the markets meet the size estimates and growth estimates presented herein, our business could fail to grow at similar rates.

We may not continue to grow or maintain our active user base, may not be able to achieve or maintain profitability and may not be able to scale our systems, technology or infrastructure effectively or grow our business at the same or similar rate as other comparable companies.

While the Company's key performance metrics have grown in recent periods, this growth rate may not be sustainable and should not be considered indicative of future levels of active users and future performance. In addition, the Company may not realize sufficient revenue to achieve or, if achieved, maintain profitability. As the Company grows its business, the Company's revenue growth rates may slow in future periods due to a number of reasons, which may include slowing demand for its service, increasing competition, a decrease in the growth of its overall market, an inability to scale its systems, technology or infrastructure effectively, and its failure to capitalize on growth opportunities or the maturation of its business. The Company may incur losses in the future for a number of reasons, including insufficient growth in the level of engagement, a failure to retain its existing level of engagement and increasing competition, as well as other risks described in these "*Risk Factors*," and the Company may encounter unforeseen expenses, difficulties, complications and delays and other unknown factors. The Company expects to continue to make investments in the development and expansion of its business, which may not result in increased or sufficient revenue or growth, including relative to other comparable companies, as a result of which the Company may not be able to achieve or maintain profitability.

Product improvements.

In order to compete, we may need to make updates to and enhance our product offerings as the market demands from time to time. The development of such updates and enhancements to our platform will require capital funding, expertise of management and time and effort in order to be successful. It is possible that one or more of these contemplated updates or enhancements may never be developed or released. Even if successfully developed and released, such updates or enhancements may not be successful and may not result in an increase in revenue.

Adverse trends in the usage of social media platforms and streaming services generally could harm our revenue.

Social media platform and streaming services revenues and income may also be negatively affected by a number of other factors, most of which are not within our control. These factors include a general decline in users of our platform, pricing pressure in the advertising industry, general economic conditions, availability of other forms of entertainment and leisure time activities, a move to new kinds of platforms other than online microblogging, and other factors. All of these factors may quickly change, and these changes cannot be predicted with certainty. Accordingly, if any of these changes were to occur, the revenues and income Gab generates from its products and services could decline.

Gab operates across many different markets both domestically and internationally which may subject it to cybersecurity, privacy, data security, data protection, and online content laws with uncertain interpretations, as well as impose conflicting obligations on Gab.

International laws and regulations relating to cybersecurity, privacy, data security, data protection and online content often are more restrictive than those in the United States. There is no harmonized approach to these laws and regulations globally. Consequently, as Gab expands internationally, we increase our risk of non-compliance with applicable foreign data protection and online content laws, including laws that expose us to civil or criminal penalties in certain jurisdictions for our content moderation decisions, in particular those content moderation decisions aligned with the First Amendment of the U.S. Constitution and related free speech principles. Gab may need to change and limit the way it uses personal information in operating its business and may have difficulty maintaining a single operating model that is compliant. In addition, various federal, state, provincial, and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding cybersecurity, privacy, data security, data protection and online content.

We may not be able to obtain adequate financing to continue our operations.

We may need to raise additional funds through the issuance of equity, equity-related or debt securities in order to fund ongoing operations, continue research, development and design efforts, and otherwise grow our business. There can be no assurance that such financing will be available in sufficient amounts, when and if needed, on acceptable terms or at all. The precise amount and timing of the funding needs cannot be determined accurately at this time. If we are unable to raise the capital we need to grow our business it would have a material adverse effect on our business, results of operations or financial condition.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of our existing common stock. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment which could result in a dilution of your investment.

Risks of borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

If we are unable to satisfy data protection, security, privacy, and other government- and industry-specific requirements, our growth could be harmed.

There are a number of data protection, security, privacy and other government and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises could incur significant expense in the form of legal and other advisory fees, harm our reputation, erode user confidence in the effectiveness of our security measures, negatively impact our ability to attract new users, or cause existing users to stop using our platform.

Our decision to accept and hold cryptocurrency, such as Bitcoin, may subject us to exchange risk and additional tax and regulatory requirements.

We sometimes accept subscription fees for our platform, in the form of Bitcoin. Cryptocurrencies are not considered legal tender or backed by any government, and have experienced price volatility, technological glitches and various law enforcement and regulatory interventions. We have exchange rate risk as the risks that regulatory or other developments may adversely affect the value of the cryptocurrency or cryptocurrencies we hold. The uncertainties regarding legal and regulatory requirements relating to cryptocurrencies or transactions utilizing cryptocurrencies, as well as potential accounting and tax issues, or other requirements relating to cryptocurrencies could have a material adverse effect on our business.

Action by governments to censor content on or restrict access to our platform in their countries could substantially harm Gab's business and financial results.

It is possible that governments of one or more countries may seek to censor content available on our platform in their country or impose other restrictions that may affect the accessibility of our platform in their country for an extended period of time or indefinitely. In addition, governments in other countries may seek to restrict access to our platform from their country entirely if they consider Gab to be in violation of their laws. In the event that access to our platform is restricted, in whole or in part, in one or more countries or Gab's competitors are able to successfully penetrate geographic markets that Gab cannot access, Gab's ability to retain or increase its user base and user engagement may be adversely affected, Gab may not be able to maintain or grow its revenue as anticipated, and Gab's financial results could be adversely affected.

We depend on certain third-party providers, including web hosting providers, domain name registrars and payment processors, which have the right to terminate their services at any time. We have recently experienced service terminations which have adversely affected our business, and have experienced difficulties finding alternative providers. We could experience additional service disruptions in the future and may have difficulty finding alternative providers.

We rely on third-party service providers to operate our business, including domain name registrars and banks which may terminate services at any time. Any interruption, downtime or cancelation of such third-party services could have a negative impact on our ability to operate our business. The inability to secure and maintain third party service relationships, including domain registrars and banks, in the future could lead to downtime of our website and applications and impact our ability to collect subscription fees from our customers, either of which could harm relationships with our customers and materially adversely affect our business, prospects and operating results.

Unless we become completely fully independent of third-party services, we remain subject to the risk that third-party providers will be unable to meet our needs. We have a plan to establish our own infrastructure at every level of the tech stack, to mitigate potential downtime from the cancellation of services from third party hosting platforms. There is a risk we may be unable to do so at prices or costs that are favorable to us.

Breaches of our systems.

Any breach of our systems, databases, or other information may have a significant legal and monetary impact on our business and reputation. In February of 2021 a hacking group released 70 GB of both public and private posts. We worked to notify our users and customers of this breach. There is no guarantee that we will not have further breaches in the future.

App store rejections.

Despite the fact that Gab is a content-neutral platform which hosts user-generated content, and permits only content which is legal in the United States, we have been repeatedly rejected from Apple's App Store for what Apple deems to be "objectionable content." We were removed from Google's Play Store for mobile devices for what Google deems to be "hate speech." The impact of these actions by third-parties has had an impact on our ability to grow our community and business. Manual download of our product is currently not available on iOS mobile devices except via Progressive Web App. Therefore, customers that desire to access our platform on iOS devices must take a few extra steps to obtain an app using their mobile web browser, which is currently less user-friendly than an in-store mobile application. Although we are taking steps to mitigate the impact of app store bans, to the extent that we are unable to place our software products on the Google Play Store or the Apple Store, it could have a negative impact on our ability to grow our business and user base.

We depend on certain key personnel.

Our future success depends on the efforts of key personnel and consultants, especially our founder, Andrew Torba, and the need to attract and retain additional talent. The loss of services of any key personnel, or the inability to attract and retain additional talent, may have an adverse effect on our business. As a result of the controversial nature of our platform, we may have a difficult time attracting and retaining additional personnel, as such personnel may become the subject of personal harassment from activists and the media.

There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We are particularly susceptible to negative press.

Gab neither endorses nor condemns its users' speech. Our role is to act as a neutral platform for internet users around the world to express ideas, so long as their chosen form of expression does not violate any applicable laws in the United States. Nevertheless, due to the controversial nature of postings that sometimes appear on our free speech platform which do not violate our terms of service, and accordingly are not removed by our moderation team, we are particularly susceptible to negative publicity. Similarly, posts which do violate our terms of service, but which are not reported to our moderation team and not removed, can lead to negative publicity. For example, as a result of postings on our platform which violated our terms of service and were made by the perpetrator of a mass casualty event in 2018, we and our founder received a significant amount of negative press. The negative press resulting from this incident and any negative press resulting from any future activities on our platform could have a material adverse impact on our business, including, but not limited to, a decrease in subscribers, potential bans of our platform in foreign jurisdictions, the loss of third party service providers such as web hosting services and payment services, on which the operation of our platform depends, as well as the inability to retract and retain talent.

Gab may face liability for hosting content that allegedly infringes on third-party copyright laws.

If content providers do not have sufficient rights to the video content or other material that they upload or make available to Gab, or if such video content or other material infringes or is alleged to infringe the intellectual property rights of third parties, Gab could be subject to claims from those third parties, which could adversely affect its business, results of operations and financial condition. Although our content policies prohibit users from submitting infringing content to Gab, and require users to indemnify Gab for claims related to the violations of the rights of third parties arising from the submission of content to Gab (including with respect to infringements of IP rights), Gab does not verify that content providers own or have rights to all of the video content or other material that they upload or make available. As a result, Gab may face potential liability for copyright or other intellectual property infringement, or other claims. Litigation to defend these claims could be costly and have an adverse effect on Gab's business, results of operations and financial condition. Gab can provide no assurance that it is adequately insured to cover claims related to user content or that its indemnification provisions will be adequate to mitigate all liability that may be imposed on it as a result of claims related to user content.

Gab may face liability for hosting a variety of tortious or unlawful materials uploaded by third parties, notwithstanding the liability protections of Section 230 of the Communications Decency Act.

In the United States, Section 230 of the Communications Decency Act substantially limits Gab's liability for hosting tortious and otherwise illegal content. The immunities conferred by Section 230 could be narrowed or eliminated through amendment, regulatory action or judicial interpretation. In 2018, Congress amended Section 230 to remove immunities for content that promotes or facilitates sex trafficking and prostitution. In 2020, various members of Congress introduced bills to further limit Section 230, and a petition was filed by a Department of Commerce entity with the Federal Communications Commission to commence a rulemaking to further limit Section 230.

Laws like Section 230 generally do not exist outside of the United States Some countries have enacted laws that require online content providers to remove certain pieces of content within short time frames. For example, in 2020, France enacted a law requiring covered social media networks to remove terror content within one hour upon receiving notice. If Gab fails to comply with such laws, it could be subject to prosecution or regulatory proceedings. In addition, some countries may decide to ban Gab's service based upon a single piece of content.

In 2021, Germany purported to levy a fine on Gab for violation of the Act to Improve Enforcement of the Law in Social Networks (*Netzwerkdurchsetzgrundgesetz* or *NetzDG)* for failing to register an agent for service of process in Germany, which the German government could then serve content censorship notices on. Gab has no presence in Germany and accordingly has refused to comply with German censorship laws. This may have an adverse effect on the availability of Gab's website, and Gab's ability to sell goods and services, in Germany in the future.

Gab may also face liability when it removes content and accounts that it believes are violating its terms of service. While Gab believes that Section 230 and the First Amendment allow it to restrict or remove certain categories of content with broad discretion, Section 230 and the First Amendment's protections may not always end a lawsuit at an early stage, potentially resulting in costly and time-consuming litigation.

Gab may face lawsuits or incur liability as a result of content published on our platform.

Gab may face claims relating to content that is published or made available through Gab's products and services or third-party products or services. In particular, the nature of Gab's business exposes it to claims related to defamation, intellectual property rights, rights of publicity and privacy, illegal content, content regulation and personal injury torts. The law relating to the liability of providers of online products or services for activities of their users remains somewhat unsettled, both within the United States and internationally. This risk may be enhanced in certain jurisdictions outside the United States where Gab may be less protected under local laws than Gab is in the United States. In addition, the public nature of communications on Gab's network exposes it to risks arising from the creation of impersonation accounts intended to be attributed to Gab's users or advertisers. Gab could incur significant costs investigating and defending these claims. If Gab incurs costs or liability as a result of these events occurring, Gab's business, financial condition and operating results could be adversely affected.

We are informed that the Attorney General of Pennsylvania's investigation of our company has ended.

On November 5, 2018, we were served with a document subpoena from Attorney General Josh Shapiro of the Commonwealth of Pennsylvania issued under the authority of 71 P.S. § 307-3, which provides the Bureau of Consumer Protection authority to investigate matters relating to commercial and trade practices, which subpoena we responded to on November 19, 2018. Statements from the Pennsylvania Attorney General's office reported in the Pittsburgh Post-Gazette on or about October 16, 2019, indicates that the probe into our company has been dropped and we have not heard from the Attorney General with regard to this matter since then.

Risks Related to the Offering

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the SEC's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

Risks Related to the Securities

Andrew Torba, the Company's Chief Executive Officer, Chief Financial Officer, Secretary and sole director, has a controlling interest in the Company.

Prior to the Offering, Andrew Torba, the Company's Chief Executive Officer, Chief Financial Officer, Secretary and sole director, beneficially owns 78.92% of the Company (on a fully-diluted basis) and, following this Offering, will be able to exercise majority control over all stockholder decisions and will have significant control over the Company's management and policies.

The concentration of ownership could delay or prevent a change in control of the Company, or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Mr. Torba could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Valuation risk.

The valuation of private companies, especially early-stage companies with limited operating history, is difficult to assess, uncertain and contains a high degree of risk. The pre-money valuation of the Company was developed internally based on the factors described under the section titled "*Valuation -How we Determined the Offering Price.*" No independent third-party review of the Company's valuation was performed. Also, the issuance of additional shares of common stock or preferred stock of the Company, or additional option grants may future dilute the current valuation of the Company. Investors should not invest if they disagree with the Company's estimated valuation.

The Securities will not be freely tradable under the Securities Act of 1933, as amended (the "Securities Act"), until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights other than those required by Delaware law.

The Securities do not include voting rights. Therefore, Investors will never be able to freely vote upon the election or removal of directors, the approval of certain transactions, regular corporate governance issues, or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Delaware law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors may have to hold the Securities indefinitely.

The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. Additionally, the Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities may be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone.

If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and financial advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

OUR PRODUCTS AND SERVICES

It is important to understand that Gab is not merely building an alternative social networking service. We seek to build an entirely parallel internet and a parallel economy where anyone who wishes to use our services lawfully may do so, regardless of their political beliefs and how they may choose to express those beliefs through the use of our services. Our services span from social networking, to video hosting, to payment processing, to video conferencing, and to advertising technology.

Because we are banned from both the Apple App Store and Google Play Store, we have developed a PWA (Progressive Web App) which can install an app-like version of Gab on Android and iOS devices without permission from Apple and Google.



The Parallel Internet

Our vision is to build a parallel consumer internet at every layer of the technology stack. Over the past six years Gab has been building what we believe is the most resilient alternative technology infrastructure on the internet.

Gab Social

Gab Social is our social networking platform. The product is a cross between Twitter and Facebook. Gab allows its users to create usernames and mention one another like Twitter, but features all of the practical functionality for commerce and community building like Facebook. Gab Social is monetized with Gab Ads as well as with GabPRO, our optional subscription service.

Gab Social features direct messaging, groups, and all of the standard features and functionality consumers expect from a modern social network such as notifications, feeds and a profile page.



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Gab Marketplace

Gab Marketplace is a feature within Gab Social where users can buy and sell goods and services from one another. The Marketplace is great for small business owners and entrepreneurs who are just getting their business started. It is also a great resource for users who have things around the house that they want to get rid of. The Gab community uses the Marketplace in a wide variety of ways including for job postings, classifieds and direct commerce. The Marketplace has a wide variety of categories and we plan to soon integrate GabPay into Marketplace to facilitate transactions among users.


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Gab TV

Gab TV is our free speech video hosting platform. It has similar functionality to YouTube. Users can upload video content and embed, share and comment on it. Gab TV is monetized in two ways. The first is that we have a daily upload limit for free users, similar to Vimeo's business model. Users can upgrade to GabPRO—our paid subscription service— for increased video size and bandwidth limits. Secondly, we have pre-roll advertisements on all Gab TV videos. Free users are shown Gab TV pre-roll video ads, while GabPRO users are not.



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Gab Voice

Gab Voice is our video conferencing and live streaming platform. GabPRO subscribers can create Gab Voice rooms that are private or public. They can host video calls and audio-only calls, and also share their screen with other viewers. Think of it as Zoom, in the web browser, with a live streaming component.



Our Unique Market Position: First Amendment Policy And Resilient Infrastructure

Gab has one principal moderation rule: regardless of whether Gab's administrators, outside activist pressure groups, "cancel culture" Internet mobs, the media, governments, or any other persons or entities agree with any Gab user's political viewpoints, we strive to ensure that, wherever possible, any Gab user's political speech that is protected by the First Amendment of the U.S. Constitution will be allowed on the platform.

Political speech which is unlawful in the United States, not protected by the First Amendment, or which in our reasonable opinion will lead to unlawful activity such as offline harassment is not permitted on the site. Such content includes threats of violence, doxxing, illegal transactions, child exploitation, and pornography. This makes Gab unique not only among the Big Tech established social networks, but also against competitors in the "alt-tech" landscape as well.

The vast majority of the moderation on our platform is done by our users themselves. Users can block, mute, unfollow and moderate their own groups as they please. Free association is an important part of protecting free speech and Gab gives users the tools to create and shape their own experience.

Gab is the only alternative technology platform to have a fully integrated infrastructure, designed for resilience because it is separate and independent from Big Tech cloud platforms and infrastructure. We have our own servers, our own payment processor and our own in-house technology tools. These resources allow us to operate free from outside influence and pressure to censor First Amendment-protected speech which is prevalent elsewhere on the Internet.

Our Business Model

Gab Ads

Gab Ads is our in-house advertising platform that launched in September 2021. Businesses, brands and users can use Gab Ads to run ad campaigns on Gab Social and Gab TV. Gab Ads can be targeted by location, device, and interest. Advertisers pay based on CPM (cost per 1,000 views) with a variable CPM of $2-5 depending on the advertiser’s targeting and placement options. Gab Ad types include standard in-feed image ads, in-feed video ads, comment ads, and Gab TV pre-roll ads.

As part of our 2023 operation plan, we plan to expand Gab Ads and offer it to third-party websites for monetization to greatly expand our inventory. What this means in practice is that third-party websites will be able to use Gab Ads on their website to monetize their traffic.



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GabPay

GabPay is our in-house payment processor. GabPay collects 1.9% + $0.15 per transaction. We built GabPay after Gab was banned from payment processors like Paypal, Stripe, Square and many more. GabPay is a Paypal and Stripe alternative that is powering the parallel economy on Gab. We not only use GabPay to process our own transactions, but also are onboarding other businesses to provide payment processing to them as well. GabPay operates as a peer-to-peer payment processing platform, with a similar experience to Paypal. As part of our operational plan for 2023 we plan to integrate GabPay into all of Gab's services for things like tipping, e-commerce, and monetization of content for Gab users.

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SEP 15 You've Got Money COMPLETED From Denise P. $15.00 $1,064.64 available + $0.00 receiving
SEP 15 Fee PAID $0.44 $1,049.64 available + $0.00 receiving

GabPRO

In March 2017, we launched our online, premium-user subscription program, "GabPRO." We collect subscription fees primarily from credit cards at the beginning of the subscription period. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year, net of estimated cancellations. GabPRO unlocks additional features on Gab Social such as the ability to get verified—and also the ability to use Gab Voice, our video conferencing platform. GabPRO is $15/month, $99/year, or $500 for a lifetime membership. GabPRO users do not see ads, however they do have an option to turn them on if they want to support the businesses who run ads on Gab.



Gab Merchandise Shop

Gab sells a variety of merchandise featuring pro-America, pro-freedom, pro-God, and pro-family messaging, among other things, as a revenue stream. These products include, but are not limited to, our infamous Make Speech Free Again hat and other products through use of the Dissenter Shop.

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Our Market and Industry

We welcome all people to speak freely. To defend themselves and promote their causes, marginalized and oppressed people need voices and the ability to publish online. To defend the free speech and privacy rights of any person, we believe it is necessary to defend the free speech and privacy rights of every person, whether our management agrees with any individual person's beliefs or not.

As censorship undertaken by major platforms like Twitter and Facebook grows, particularly where this appears to be done at the behest of authoritarian domestic politicians and foreign regimes alike, there is a risk that social media networks' need to curry favor with government will effectively limit the scope of Americans' free speech rights. Every American, and indeed every human being, deserves a safe place to engage in public, and where necessary anonymous, legal expression.

Gab believes in American values around political freedom and strives to create a space on the Internet where enlightenment political values that informed the U.S. Constitution and Bill of Rights are safe. The site strives to protect all expression that is legal in the United States and to adhere to a content-neutral policy with regard to content moderation decisions. By adhering to these rules, and by basing our operations in the United States, we believe that we are in a unique position to extend crucial American civil liberties protections to every corner of the planet.

As mainstream social networks continue to crack down on "objectionable content," remove or heavily moderate online comment sections, and censor dissenting views, we believe the need for alternative platforms will continue to rise. We also believe the trend of "cutting the cord" will continue as the popularity of streaming content over the internet increases. We believe these needs will result in more and more people using the Internet for commerce and social interaction, which we believe will accelerate the fragmentation process of the social networking ecosystem into smaller niche communities with shared values, ideals, and codes of conduct.

The Growth Of Our Community

We launched into private invite-only beta in August 2016. As of December 15th, 2022, we have over 5,940,109 cumulative registered user accounts and had 85.8 million monthly visits from 20.12 million unique visitors in the previous 30 days. We believe that the vast majority of registered accounts are unique users based on confirmed email addresses and unique IP addresses. However, there may be some users who register accounts with different e-mail addresses or switch IP addresses using a VPN, which we cannot account for in our data.

A user does not need to have a registered account in order to use and explore the vast majority of Gab's services. A user account is required only to post content on the site. Our community tends to follow what Jackie Huba and Ben McConnell refer to as the "1% rule" of online communities, an anecdotal rule of thumb which in general terms states that 1% of community members create original content, 9% engage or share that content, and 90% passively consume that content. We are able to monetize the traffic from all three classes of users including unique visitors who do not have a registered account on the site, since all public feeds on Gab contain advertisements.

User Growth Weekly



Follows



User Growth Weekly



Statuses Count Weekly



Group Membership



PRO Accounts





Industry Overview

Gab operates in the Interactive Media and Services sub-industry of Communication Services. The Interactive Media and Services industry is defined in the Standard and Poor's Global Industry Classification Standard as "Companies engaging in content and information creation or distribution through proprietary platforms, where revenues are derived primarily through pay-per-click advertisements. Includes search engines, social media and networking platforms, online classifieds, and online review companies. Excludes companies operating online marketplaces classified in Internet & Direct Marketing Retail."

Industry Drivers & Challenges & Outlook

The global social networking platforms market is evaluated at US$192.950 billion for the year 2019 and is projected to grow at a CAGR of 25.38% to reach a market size of US$939.679 billion by the year 2026. The social networking platforms market has been increasing in size. The rise in demand is not just due to use by millennials and Zoomers but has also risen due to significant adoption by all age groups. Moreover, the adoption of social networking platforms continues to grow owing to the demand coming from the companies which use the platforms for marketing purposes as well.

Furthermore, the growth rate of data generated from social networking platforms has led companies to make marketing and customer-related decisions on the basis of this data. The analytics done through these networking platforms is widely considered to be a significant business and marketing tool. To gain actionable insights on consumer perceptions and improve their services and product portfolio, businesses across the world are using social media analytics. The rising use of social networking platforms for several purposes is expected to drive further growth for the foreseeable future.

The Advertising Landscape is Changing Rapidly

A steady decline in the effectiveness of traditional advertising campaigns, coupled with rising social media usage, has prompted businesses to adopt a more data-oriented approach for their marketing strategies. The emergence of social media analytics has transformed the way marketing campaigns are planned and carried out. Social networks, such as Facebook, understand the importance of targeted advertising that they are offering through paid solutions to businesses, wherein location, demographics, and end-device information of consumers are made available for businesses to reach out to the targeted section of consumers.

Competitive Landscape: Big Tech

Meta Platforms Inc. (NasdaqGS:META)

Meta Platforms Inc. develops products that enable people to connect and share with friends and family through mobile devices, personal computers, virtual reality headsets, and in- home devices worldwide. The company's products include Facebook, which enables people to connect, share, discover, and communicate with each other on mobile devices and personal computers; Instagram, a community for sharing photos, videos, and private messages; Messenger, a messaging application for people to connect with friends, family, groups, and businesses across platforms and devices; and WhatsApp, a messaging application that is used by people and businesses to communicate in a private way. The company's products also include Facebook Reality Labs, an augmented and virtual reality product that help people feel connected, anytime, and anywhere. Facebook, Inc. was founded in 2004 and is headquartered in Menlo Park, California.

Twitter, Inc. (NYSE:TWTR)

Twitter, Inc. operates as a platform for public self-expression and conversation in real time United States, Japan, and internationally. The company offers Twitter, a platform that allows users to consume, create, distribute, and discover content and provides promoted products and services, such as promoted tweets, promoted accounts, and promoted trends, which enable its advertisers to promote their brands, products, and services. In addition, the company offers MoPub, a mobile-focused advertising exchange that combines ad serving, ad network mediation, and a real-time bidding exchange into one monetization platform; and Twitter Audience platform, an advertising offering that enables advertisers to extend advertising campaigns.

YouTube, LLC

YouTube, LLC allows various people to discover, watch, and share originally-created videos. It provides a forum for people to connect, inform, and inspire others worldwide, and acts as a distribution platform for original content creators and advertisers. The company's categories include YouTube original channels, automotive, beauty, comedy, dance, entertainment, family oriented, film and animation, finance, food, gaming, Hispanic, health, home and garden, how-to, music, news, pets and animals, science and technology, sports, travel, urban, and women's interests. YouTube, LLC was founded in 2005 and is based in San Bruno, California. Since November 13, 2006, YouTube, LLC has operated as a direct subsidiary of Google LLC and ultimate indirect subsidiary of Alphabet Inc.

Competitive Landscape: Alt-Tech

According to Wolfram Alpha as of October, 2022, Gab has more traffic – in terms of hits per day – than all other alt-tech microblogging platforms combined, despite not having access to app stores, cloud hosting providers, and other services that many in the space still depend on to operate. Other alt-tech platforms rely on Big Tech cloud infrastructure and app stores in order to operate and distribute their products. Some even use Big Tech's systems to automatically censor content, thus defeating the purpose of claiming to be a free speech alternative to Big Tech. Gab's exposure to Big Tech censorship is a less significant problem for Gab than for other alt-tech companies, as Gab has already been banned from Big Tech infrastructure and rebuilt our own resilient infrastructure that we cannot be removed from. This gives us the unique opportunity in the marketplace to provide a true free speech platform, which, judging by Gab's advantage in user traffic over that of alt-tech competitors, we believe the market wants.

	gab.com	truthsocial.com	gettr.com	parler.com
daily page views	≈ 3.2 million hits/d (hits per day) (based on Alexa estimates, as of September 1, 2022)	≈ 640 000 hits/d (hits per day) (based on Alexa estimates, as of September 17, 2022)	≈ 1.4 million hits/d (hits per day) (based on Alexa estimates, as of September 1, 2022)	≈ 210 000 hits/d (hits per day) (based on Alexa estimates, as of September 17, 2022)
daily visitors	≈ 970 000 visits/d (visits per day) (based on Alexa estimates, as of	≈ 300 000 visits/d (visits per day) (based on Alexa estimates, as of	≈ 670 000 visits/d (visits per day) (based on Alexa estimates, as of	≈ 120 000 visits/d (visits per day) (based on Alexa estimates, as of

Summary of Company Position

Management considers Gab's competitive advantages and disadvantages to include:

Strengths and Opportunities

- Gab allows people to speak freely on the internet without automated censorship algorithms, corporate or government enforced censorship, or bogus "fact-check" disclaimers placed on memes.

- The company believes it provides the closest online experience to the First Amendment than any of its competitors. A Pew Research report dated October 6th, 2022 about Gab and competitors BitChute, Gettr, Parler, Rumble, Telegram, and Truth Social said "[j]ust one site – Gab – does not appear to moderate content in the same way other sites do. While it does take steps to remove spam and follow legal requirements… researchers did not find examples of the site removing posts or accounts due to misinformation or offensive or harassing content."

- Gab respects user privacy in a number of ways that other services do not. We do not ask users for real names or to provide phone numbers for validation. We allow use of the platform through most VPN providers. We do not use third-party scripts on our sites, or tracking "pixels" elsewhere on the internet. Our advertising services do not uniquely identify the users viewing or clicking the ads, and we do not offer ad "re-targeting".

- We believe Gab is the only social network in the world that allows First Amendment protected free speech online with the resilient infrastructure required to maintain that mission free from outside influence.

- Our content policies are simple, easy to understand, and easy to enforce.

Weaknesses and Threats

- Gab has been banned from both the Apple App Store and the Google Play store, hosting services, payment processors, and dozens of other third-party service providers over the years, which has required the company to build its own internal infrastructure and data centers.

- There are small groups of people online who mischaracterize and defame Gab in an attempt to discourage users from joining, and affect our ability to conduct business.

Based on the items above, we believe the company is positioned to grow and thrive in the coming years.

Gab 2023-2024 Technology Plan

As part of Gab's growth plan for 2023 and 2024 we will be investing heavily in growing our technology team. We will hire several new engineers across various specialties: front and back-end software engineers, network and infrastructure specialists, operations and support staff.

While we believe Gab is already the most self-reliant alt-tech platform on the Internet, there are still a few third-party services that we rely upon. It is our goal with the proceeds from this funding round to remove most if not all of these dependencies within 1-2 years. We will build up and bring these remaining services in-house, preventing any outside entity from affecting our platform by deciding on a whim to refuse service for any reason.

We will invest heavily in application and network security, and increase redundancy across our hardware and software stacks. While we currently operate out of multiple data centers, we intend to at least triple the number of locations over the next 1-2 years, and build out our own “edge” network services, such as a content delivery network (CDN) to improve performance. We will continue to purchase new servers and storage devices, to furnish the new facilities, upgrade existing facilities, and accommodate our increased growth. With this, we will improve and expand our existing systems and procedures around data storage and backups, infrastructure monitoring, and fault tolerance.

We will continue and improve upon our successful bug bounty program, working with outside teams to identify and mitigate potential logic or security issues before they could be discovered or used to disrupt the platform by those with nefarious intent. Currently we operate a number of satellite services as separate websites, such as GabTV, Trends, GabPay and our Shop. Work has already begun on a new and unified front- end for Gab, which will eventually bring all of these various services together under one umbrella. This new interface is a major development project, the most ambitious and complex mission we’ve embarked on. While it may reach a usable beta status later this year, it most likely will not launch until the beginning of 2023.

Some screenshots of this new interface are included on the next page.


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Gab Cloud: The Resilient Backbone of The Parallel Economy

Part of what makes Gab unique is that we own and operate our own infrastructure. This allows us to remain true to our mission of defending free speech online for all people by not having to answer to third-party providers who do not share our values. Below is high level overview our plans to expand the Gab Cloud as part of the growth and infrastructure expansion plan for 2023 and 2024.



Internet
Data Center 1/n
Data Center 2/n
Data Center 3/n
Data Center 4/n
Data Center 5/n
Data Center 6/n
Edge Cache
Edge Cache
Edge Cache
Edge Cache
Edge Cache
Edge Cache
Social Data
Social Primary
Social Replica 1/n
Social Replica 2/n
TV/Trends/Shop/Etc Data
Primary
Replica 1/n
Replica 2/n
Media Clusters 1/n
Media Storage
Backup 1/n
Backup 2/n

Plan of operations

In 2023, we intend to continue to build and improve our core Gab platform, community, and the business models of GabPRO, the Gab Merchandising Shop, GabAds, and GabPay. We anticipate that we will need up to $4,999,500 in addition to our current cash on hand, to complete our milestones. The extent to which we will be able to achieve the milestones outlined below is dependent upon the funds we are able to raise from third party investors. If we do not raise a sufficient amount of funds from third party investors, we may not incur all the costs or complete all the milestones outlined below.

Estimated Completion Date	Task	Estimated Cost
Q2 2023	• Complete off-site advertising system for publishers to monetize their web traffic with Gab Ads • Expand the hardware infrastructure in our existing datacenter locations	$1,700,000
Q3 2023	• Integrate GabPay across all Gab services • Open several new datacenters in the United States to further expand our infrastructure	$1,700,000
Q4 2023	• Invest heavily in sales and marketing to scale the business	$1,700,000

USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering in the following manner:

If we raise $1,000,000:
* $288,000 on new data center facilities
* $27,000 on additional IP space
* $360,000 on hiring and contractors
* $125,000 on new and replacement hardware
* $200,000 on marketing & sales for platform growth

If we raise $2,000,000:
* $384,000 on new data center facilities
* $54,000 on additional IP space
* $720,000 on hiring and contractors
* $275,000 on new and replacement hardware
* $500,000 on marketing & sales for platform growth
* $67,000 on additional security services

If we raise $3,000,000:
* $480,000 on new data center facilities
* $81,000 on additional IP space
* $1,250,000 on hiring and contractors
* $425,000 on new and replacement hardware
* $650,000 on marketing & sales for platform growth
* $114,000 on additional security services

If we raise $4,000,000:
* $576,000 on new data center facilities
* $98,000 on additional IP space
* $1,750,000 on hiring and contractors
* $625,000 on new and replacement hardware
* $800,000 on marketing & sales for platform growth
* $151,000 on additional security services

If we raise $4,999,500:
* $674,000 on new data center facilities
* $125,000 on additional IP space
* $2,210,500 on hiring and contractors
* $750,000 on new and replacement hardware
* $1,000,000 on marketing & sales for platform growth
* $240,000 on additional security services

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Term of Office
Andrew Torba	Chief Executive Officer, Chief Financial Officer, Secretary and Director	September 9, 2016 – Present
Fosco Marotto	Chief Technology Officer	November 17, 2020 – Present

Andrew Torba has served as our Chief Executive Officer, Chief Financial Officer, Secretary and sole director since our inception in September 2016. He leads our product and company vision, marketing, operations and monetization. Prior to founding Gab, Mr. Torba co-founded AutomateAds.com (f/k/a Kuhcoon Inc.), a social media advertising technology startup, and served as the Chief Executive Officer from October 2011 to August 2016.

Fosco Marotto has served as our Chief Technology Officer since November 2020. Prior to joining Gab, from February 2013 to October 2020, Mr. Marotto worked at Facebook as a Software Engineer, Production Engineer, and Developer Advocate. Notably, he created Parse Server, the popular open-source version of the Parse service. With 25 years of industry experience, he brings extensive backend infrastructure knowledge and insights from across the stack that we expect to help Gab continue to scale.

Employees

Gab currently has eleven employees that work in software engineering, customer support, operations, and infrastructure positions. We also work with several outside independent contractors who assist with specialized engineering tasks, marketing and ad sales.

PREVIOUS OFFERINGS

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series A Preferred Stock	$49,624.80	7,192 shares	General Working Capital	June 28, 2019	Rule 506(c) of Regulation D
Convertible Note	$250,000	1	General Working Capital	January 2020	Section 4(a)(2)
Convertible Note	$400,000	2	General Working Capital	July and August 2020	Section 4(a)(2)

PRINCIPAL SECURITY HOLDERS

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Andrew Torba	6,000,000 shares of Class A Common Stock	81.81%

DEBT

The Company signed a facility agreement for a $250,000 revolving line of credit on September 22nd, 2022 (the "Credit Line"), which matures on September 22nd, 2023. As of the date of this Form C/A, the Company has drawn $114,384.42 under the Credit Line.

RELATED PARTY TRANSACTIONS

In August 2016, the Company entered into a promissory note with Andrew Torba, the Company's Chief Executive Officer, Chief Financial Officer, Secretary and Director, which allowed the Company to borrow up to $5,000. The promissory was repaid in full as of July 2017.

In April 2021, Mr. Torba and Emily Torba, Andrew's wife, entered into an unsecured promissory note for a line of credit for up to $500,000. The unpaid principal of the line of credit bears interest at the rate of twelve-tenths of one percent (0.12%) per annum. The line of credit matures on April 1, 2024. As of the date of this Form C/A, Mr. and Mrs. Torba have requested $425,000 under the line of credit and 420,335.50 remains unpaid.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the Company's Amended and Restated Articles of Incorporation and does not purport to be complete and is qualified in its entirety by the Company's Articles of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to its Amended and Restated Articles of Incorporation and Bylaws and applicable provisions of the Delaware General Corporation Law.

The Company is offering up to $4,999,500 and a minimum of $1,000,000 worth of its Class D Common Stock. For a description of the rights, preferences and privileges of the Class D Common Stock, see below under the header "*Common Stock.*"

Our authorized capital stock consists of Twenty Million (20,000,000) shares of common stock, consisting of (i) 11,725,000 shares of voting common stock, $0.0001 par value per share designated as "Class A Voting Common Stock" ("**Class A Common Stock**"), (ii) 275,000 shares of Class B non-voting common stock, $0.0001 par value per share ("**Class B Common Stock**"), (iii) Two Million (2,000,000) shares of non-voting common stock, par value $0.0001 per share, designated as "**Class C Common Stock**" (the "**Class C Common Stock**) and (iv) Six Million (6,000,000) shares of Class D non-voting common stock, $0.0001 par value per share ("**Class D Common Stock**, and sometimes together with the Class A Common Stock and the Class B Common Stock, and the Class C Common Stock, the "**Common Stock**"), and 4,000,000 shares of preferred stock, 1,500,000 shares of which are designated as "Series A Preferred Stock" ("**Series A Preferred Stock**," and sometimes together with the Common Stock, the "**Capital Stock**").

As of December 15th, 2022, we had 7,333,816 shares of Class A Common Stock outstanding, 261,317 shares of Class B Common Stock outstanding, no shares of Class C Common Stock outstanding, and 7,192 shares of Series A Preferred Stock outstanding.

Prior to this Offering, the Company has not issued any Class D Common Stock.

In May 2019, the Company adopted its 2019 Omnibus Incentive Plan (the "**Plan**") which provides for the granting of stock options, restricted stock awards and incentive awards and other equity-based awards as permitted under the Plan to employees, directors, consultants and other third parties assisting the Company. The Company may issue up to 1,000,000 shares of common stock under the Plan. As of the date of this Form C/A, 338,707 shares of common stock were issued under the Plan and 661,293 shares of common stock remain available for issuance under the Plan.

We also have an outstanding warrant to purchase 50,000 shares of Class A Common Stock having an exercise price of $2.09 per share.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of Common Stock are entitled to share dividends on a *pro rata, pari passu* basis among the holders of the Series A Preferred Stock and Common Stock.

Voting Rights

The holders of Class A Common Stock are entitled to one vote per share. The holders of Class B Common Stock, Class C Common Stock and Class D Common Stock have no voting rights, except as required under Delaware law.

Right to Receive Liquidation Distributions

In the event of (i) an acquisition of the Company by another entity (including, without limitation, any stock acquisition, merger or consolidation), (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (collectively, a "**Deemed Liquidation Event**") the holders of the Common Stock will be entitled to receive the assets of the Company legally available for distribution after the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Series A Preferred Stock.

Rights and Preferences

The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights.

The rights, preferences and privileges of the holders of the Common Stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of stock that we may designate in the future.

Series A Preferred Stock

Dividend Rights

The holders of Series A Preferred Stock are entitled to share dividends on a *pro rata, pari passu* basis among the holders of the Series A Preferred Stock and Common Stock.

Voting Rights

The holders of Series A Preferred Stock have no voting rights.

Right to Receive Liquidation Distributions

In the event of any Deemed Liquidation Event, the holders of Series A Preferred Stock are entitled to receive, on a *pari passu* basis, and prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the sum of (i) $6.90 per share and (ii) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series A Preferred Stock.

Rights and Preferences

Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, into shares of Class C Common Stock at a conversion ratio of 1:1, subject to adjustment.

What it means to be a minority holder

As a holder of Class D Common Stock, you will have no voting rights. As a result, you will not have the ability to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

As described under the section titled "*Risk Factors- Risks Related to the Securities,*" prior to the Offering, the Company's Chief Executive Officer, Chief Financial Officer, Secretary and sole director, Andrew Torba, beneficially owns 78.92% of the Company (on a fully-diluted basis), and, following this Offering, will be able to exercise majority control over all stockholder decisions and will have significant control over the Company's management and policies.

The concentration of ownership could delay or prevent a change in control of the Company, or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Mr. Torba could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

As of the date of this Form C/A, Mr. Torba is the only stockholder of the Company that is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares of Capital Stock, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control (if applicable), and earnings per share.

Valuation

How we determined the offering price

Gab is an early-stage company with limited operating revenues and operating assets. Our offering price of $33.00 per share was based upon an estimated pre-money valuation of approximately $250 million, which was determined internally by the Company based on the best estimates of management based on market comparable valuation multiples.

Valuation Methods

The valuation of a company is an estimation of its expected future cash flows - based upon current market expectations for the company's performance and associated risks. However, the future cannot be accurately predicted, and each company is inherently unique compared to its peer group. Further, different investors may value the company differently reflecting different assumptions or risk profiles.

While there are various valuations methods, the two main approaches for early-staged companies are (i) relative valuation and (ii) discounted cash flow analysis.

Relative valuation attempts to value a company by comparing them to other businesses based on certain metrics such as EV/Revenue, EV/EBITDA and P/E ratios.

A discounted cash flow analysis approach estimates the value of an investment using its expected future cash flows. This analysis attempts to determine the value of an investment today, based on projections of how much money that investment will generate in the future.

The Company may utilize the valuation methods described above or other valuation methods from time to time to determine the Company's valuation in connection with any financings or acquisitions. Further, the Company may engage a third-party valuation firm to determine the Company's value and their methodologies may differ from the Company's approach.

RESTRICTIONS ON TRANSFER

The Securities sold in this Offering, may not be transferred by any purchaser, for a period of one-year beginning when the Securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL INFORMATION

Our audited financial statements for the fiscal years ended December 31, 2021 and December 31, 2020 are found in <u>Annex I</u> to the Form C/A of which this Offering Memorandum forms a part. The financial statements were audited by Ernest L. Tomkiewicz CPA PLLC. The following discussion should be read in conjunction with our audited financial statements and related notes included in this Offering Memorandum.

Operations

The Company was incorporated on September 9, 2016 under the laws of the State of Delaware, and is headquartered in Clarks Summit, PA.

We generate substantially all of our revenue from its subscription services to its platform.

The Company incurred total operating expenses of $930,075 and $3,885,302 for the years ended December 31, 2020 and 2021, respectively. In 2020, the Company generated $274,004 in gross profit, resulting in a net loss of $544,429. In 2021, the Company generated $3,313,338 in gross profit, resulting in a net loss of $377,276.

Cash and Cash Equivalents

As of December 15st, 2022, the Company had an aggregate of $352,234 in cash and cash equivalents. Based on the Company's current revenues and expenses, the Company has indefinite runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation
The Company has ascribed a pre-Offering valuation to the Company of approximately $250 million. The Company arrived at this valuation based on the best estimates of management based on market comparable valuation multiples.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the audited financial statements attached as <u>Annex I</u> for subsequent events and applicable disclosures.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of five percent (5%) of the amount raised in the Offering to the Intermediary.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://gab.com/about/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.


/s/ *Andrew Torba*
_____
(Signature)

Andrew Torba
_____
(Name)

Chief Executive Officer
_____
(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.


/s/ *Andrew Torba*
_____
(Signature)

Andrew Torba
_____
(Name)

Chief Executive Officer
_____
(Title)


Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

ANNEX I- FINANCIAL STATEMENTS

GAB AI INC.
FINANCIAL STATEMENTS
Years Ended December 31, 2021, and 2020

TABLE OF CONTENTS

Page No.

INDEPENDENT ACCOUNTANT'S AUDIT REPORT   1 - 3

FINANCIAL STATEMENTS
    Balance Sheet   4 - 5
    Statement of Equity   6
    Income Statement   7
    Statement of Cash Flows   8
    Notes to Financial Statements   9 - 18

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
GAB AI Inc.
Clarks Summit, PA 18411

Opinion

We have audited the accompanying financial statements of GAB AI Inc. (a Corporation), which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, equity and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GAB AI Inc. as of December 31, 2021, and 2020, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GAB AI Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GAB AI Inc.'s ability to continue as

a going concern for a reasonable period of time, one year from the date the financial statements are available to be issued.

Auditor's Responsibility

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards (GAAS) will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

Exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GAB AI Inc.'s internal control. Accordingly, no such opinion is expressed.

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about GAB AI Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Ernest L. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC

Concord, NH

December 14, 2022

GAB AI INC.
Balance Sheet
As of December 31, 2021 and 2020

		2021		2020
ASSETS				
Current assets				
Cash	$	420,086	$	387,215
Loan Receivable		435,000		-
Interest Receivable		301		-
Offering Costs		-		150,000
Virtual Currency		668,050		206,334
Total Current Assets	$	**1,523,437**	$	**743,549**
Non-current Assets				
Deferred Tax Asset	$	314,511	$	522,402
Leased Auto		29,222		-
Fixed Assets				
Computer Equipment (net)		33,320		16,561
Other Assets				
Intangibles (net)		430,834		365,834
Total Non-current Assets	$	**807,887**	$	**904,797**
TOTAL ASSETS	$	**2,331,324**	$	**1,648,346**

GAB AI INC.
Balance Sheet
As of December 31, 2021 and 2020

		2021		2020
LIABILITIES				
Current Liabilities				
Accounts Payable	$	800	$	800
Credit Cards		(3,470)		151
Lease Liability Current		9,544		-
Notes Payable		400,000		-
Deferred Revenue		1,671,519		360,725
Accrued Payroll Liabilities		30,295		14,657
Total Current Liabilities	$	**2,108,688**	$	**376,333**
Non-current Liabilities				
Interest Payable	$	24,000	$	-
Lease Liability Non-current		19,678		-
Notes Payable		-		650,000
PPP Loan		-		65,785
Total Non-current Liabilities	$	**43,678**	$	**715,785**
TOTAL LIABILITIES	$	**2,152,366**	$	**1,092,118**
EQUITY				
Additional Paid-in Capital - Common	$	2,114,509	$	2,114,509
Additional Paid-in Capital - Preferred		49,143		49,143
Common Stock A - Par value 0.0001		706		700
11,725,000 shares authorized				
7,056,029 issued 2021, 6,995,641 issued 2020				
GAB Tokens - Par value 0.0001		26		26
275,000 shares authorized				
261,317 issued 2021 and 2020				
Common Stock C - Par value 0.0001		-		-
2,000,000 shares authorized				
Preferred Stock - Par value 0.0001		-		-
2,500,000 shares authorized				
Preferred Stock Series A - Par value 0.0001		1		1
1,500,000 shares authorized				
7,192 issued 2021 and 2020				
Retained Earnings		(1,985,427)		(1,608,151)
TOTAL EQUITY	$	**178,958**	$	**556,228**
TOTAL LIABILITIES AND EQUITY	$	**2,331,324**	$	**1,648,346**

See accompanying notes and independent accountant's audit report

GAB AI INC.
Statement of Equity
Years Ended December 31, 2021 and 2020

		2021		2020
EQUITY - BEGINNING				
Equity	$	556,228	$	1,100,657
Changes				
Net Income (Loss)		(377,276)		(544,429)
Common Stock - A		6		-
TOTAL	$	178,958	$	556,228
EQUITY - ENDING	$	178,958	$	556,228

GAB AI INC.
Income Statement
For the Years Ended December 31, 2021 and 2020

		2021		2020
Revenue	$	3,833,094	$	307,173
Less: Cost of Goods Sold		(519,756)		(33,169)
Gross Profit	$	3,313,338	$	274,004
Expenses				
Bank and Processing Fees	$	179,734	$	29,004
Employee Expenses		1,294,059		460,182
Amortization		10,000		-
Depreciation		7,121		1,462
General and Administrative		1,357,668		223,738
Offering Costs		150,000		-
Professional Services		433,792		149,317
Advertising and Promotion		140,635		46,504
Travel		41,909		10,636
Rent		6,600		7,800
Taxes and Licenses		209,784		1,432
Interest		54,000		-
Total Expenses		3,885,302		930,075
Net Operating Income	$	(571,964)	$	(656,071)
Interest Income	$	1,845	$	-
Miscellaneous Income		451		594
Unrealized Gain on Securities		126,507		111,048
Gain on Extinguishment of Debt		65,885		-
Total Other Income	$	194,688	$	111,642
NET INCOME (LOSS)	$	(377,276)	$	(544,429)

GAB AI INC.
Statement of Cash Flows
 Years Ended December 31, 2021 and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (377,276)	$ (544,429)
Increase in net assets		
(Increase) decrease from operating assets		
Depreciation and Amortization	17,121	1,462
Virtual Currency	(171,497)	(69,370)
Deferred Tax Asset	207,891	(99,155)
Other Current Assets	-	8,535
Increase (decrease) from operating liabilities		
Accounts Payable	-	800
Credit Cards	(3,319)	(1,606)
Deferred Revenue	1,310,794	360,725
Employee Liabilities	15,642	-
Interest Payable	24,000	-
Net cash provided by operating activities	$ 1,023,356	$ (343,038)
CASH FLOWS FROM INVESTING ACTIVITIES		
Loan Receivable	$ (435,000)	$ -
Interest Receivable	(301)	-
Fixed Assets	(23,880)	(16,787)
Intangible Assets	(75,000)	-
Net cash provided by investing activities	$ (534,181)	$ (16,787)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional Paid-in Capital	$ 9,475	$ -
Common Stock A	6	
Offering Costs	(150,000)	
PPP Loans	(65,785)	65,785
Notes Payable	(250,000)	650,000
Net cash used in financing activities	$ (456,304)	$ 715,785
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 32,871	$ 355,960
CASH AND CASH EQUIVALENTS, beginning of year	$ 387,215	$ 31,255
CASH AND CASH EQUIVALENTS, end of year	$ 420,086	$ 387,215

	2021	2020
Interest paid	$ 30,000	$ -
Taxes paid	$ 800	$ 800

Non-cash Transactions:		
Leased Auto	$ 29,222	
Lease Liability	$ 29,222	

See accompanying notes and independent accountant's audit report

GAB AI INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2021, and 2020

NOTE A – THE ORGANIZATION

Nature of operations

GAB AI Inc. was founded in 2016 by Andrew Torba and is a free speech software company offering telecommunications and social networking services. Specific services include online chat rooms, direct messaging, video conferencing and electronic bulletin boards for the transmission of messages among users in the field of general interest. The company mission is to build technology to support everyone everywhere to speak freely within the legal limits of the First Amendment of the United States Constitution.

Revenue

The Company earns its main revenue stream through the sale of subscriptions to its platform. The levels offered are 30 day, 1-year, 2-year, 5-year, and lifetime subscriptions. Unearned revenue from all subscriptions, except a 30-day plan, is deferred at year end and recognized as earned over time.

Gab Ads is an in-house advertising platform that launched in September 2021. Businesses, brands, and users can use Gab Ads to run ad campaigns on Gab Social and Gab TV. Gab Ads can be targeted by location, device, and interest. Advertisers pay based on CPM (cost per 1,000 views). Gab Ad types include standard in-feed image ads, in-feed video ads, comment ads, and Gab TV pre-roll ads.

GabPay is an in-house payment processor. GabPay collects 1.9% + $0.15 per transaction. GabPay is a Paypal and Stripe alternative that is powering the parallel economy on Gab. The Company is also onboarding other businesses to provide payment processing to them as well.

Gab sells a variety of merchandise as a revenue stream. These products include, but are not limited to, "Make Speech Free Again" hats and other products through use of the Dissenter Shop.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and cash equivalents

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. The balance of cash is held in FDIC insured bank accounts. (See Concentration of Credit Risk.) There are no cash equivalents as of December 31, 2021, and 2020. The Company's cash balance is $420,086 and $387,215 at December 31, 2021, and 2020, respectively.

<u>Revenue Recognition</u>

Revenues consist primarily of monthly user fees, advertising and merchandise sales. The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers, which provides a five- step model for recognizing revenue from contracts with customers. Subscription revenue is recognized ratably over the term of the contract, taking into consideration expected refunds. The majority of the Company's subscriptions are 12 months or less in duration, though they do offer longer and life-time options.

The Company adopted ASC Topic 606 effective January 1, 2019; no transition adjustment was recognized. The implementation of ASC 606 had no material effect upon the Company's financial statements.

<u>Risks and Uncertainties</u>

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, changes in regulations, competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2021, the Company is operating as a going concern.

<u>Inventories</u>

The Company does not hold inventory for the products sold on its website. All merchandise sold is ordered on as needed basis, through third-party suppliers, and shipped direct to consumers. This model alleviates the need to carry physical inventory and to report amounts in the financial statements.

<u>Equipment, Software, Website Development, and Intangibles</u>

Computers and equipment are stated at cost and are being depreciated over their estimated useful life of 3 to 5 years utilizing the straight-line method. When computers and equipment are sold or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts, with any resulting gain or loss being reflected in operations for the period. Maintenance, repairs, and minor renewals and betterments are expensed as incurred.

Software, website development, and intangible assets are stated at cost and are being amortized over estimated useful life of 3 to 15 years utilizing the straight-line method. When software is sold or otherwise disposed of, the asset and accumulated amortization are removed from the accounts, with any resulting gain or loss being reflected in operations for the period. Maintenance, repairs, and minor renewals and betterments are expensed as incurred.

Intangible long-lived assets, trademarks and websites, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such factors indicate that assets should be evaluated for possible impairment, management prepares an analysis comparing the carrying value of the assets to future undiscounted cash flows of the underlying assets. The net book value of the underlying assets is adjusted to fair value if the sum of the expected undiscounted future cash flows is less than book value. To date, management has not identified any such factors pertaining to the Company's intangible long- lived assets.

Taxes

Income Tax

The Company is taxed as a C corporation and complies with FASB ASC 740 accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than- not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. A deferred tax asset is recognized for the future benefits of net operating losses being carried forward by the Company.

The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Sales Tax

Various states have the right to impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The cost of all advertising is expensed as incurred by the Company. Advertising cost for 2021 and 2020 is $140,635 and $46,504, respectively.

Capitalization Policy

Assets over $1,000 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies. Assets are depreciated along the following time frames: buildings 39 years, building improvements 39 years, equipment 5-7 years, computers furniture, and fixtures 3 years. Intangibles are amortized over a 3-15 year period dependent upon the type of intangible, its useful life and other factors on a case by case basis.

Research and Development Costs

Research and development costs, when incurred in developing, inventing, and testing, are expensed when incurred. There are no research and development expenses for 2021 or 2020.

Recent Accounting Pronouncement

In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

Forgivable loans- Paycheck Protection Program (PPP)

The Company's policy is to account for forgivable loans received through the Small Business Administration (SBA) under Coronavirus Aid, Relief and Economic Security Act (CARES Act) Paycheck Protection Program (PPP), as debt in accordance with Accounting Standards Codification (ASC) 470, Debt, and other related accounting pronouncements. The forgiveness of debt, in whole or in part, is recognized once the debt is extinguished, which occurs when the Company is legally released from the liability by the SBA. Any portion of debt forgiven, adjusted for accrued interest forgiven and unamortized debt issuance costs, is recorded as a gain on extinguishment of debt, and presented in the other revenue section of the statement of income.

Equity Offering Costs

The company accounts for equity offering costs in accordance with Accounting Standards Codification (ASC) 340, Other Assets and Deferred Costs. Prior to completion of an offering, costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholder's equity upon completion of the offering or to expense if the offering is not completed, or if it is an offering that does not provide equity immediately at completion (SAFEs). At December 31, 2020, $150,000 in refundable offering costs were being held. As of December 31, 2021, costs related to that offering were expensed as not completed.

NOTE C - DEPRECIATION AND AMORTIZATION

For the year ended 2021, the company had $11,936 in accumulated depreciation and depreciation expense of $7,121. For the year ended 2021 the company had $10,000 in accumulated amortization and amortization expense of $10,000.

For the year ended 2020, the company had $4,815 in accumulated depreciation and depreciation expense of $1,462. For the year ended 2020 the company had no accumulated amortization or amortization expense.

NOTE D – COMPUTER EQUIPMENT, AND INTANGIBLE ASSETS

Computer equipment and intangible assets consisted of the following as of December 31, 2021, and 2020:

	2021	2020
Computer equipment	$45,256	$21,376
Accumulated depreciation	(11,936)	(4,815)
Net	33,320	16,561
Intangible Assets	$440,834	$365,834
Accumulated amortization	(10,000)	(0)
Net	$430,834	$365,834

NOTE E – CURRENT ASSETS

Loan Receivable

The Company holds a loan receivable account for transactions from a loan to the company founder (see Related Party Transactions) The balance in the account is $435,000 at December 31, 2021 and $0 at December 31, 2020.

Interest Receivable

Interest receivable on a loan has been accrued at December 31, 2021 in the amount of $301. There is no interest receivable as of year-end 2020.

Virtual Currency

The company, in the normal course of business, accepts Bitcoin (BTC) as payment for product, services and advertising. The basis of BTC is recorded at the amount which would normally be received for a product, service or advertising. At year-end, adjustments are made to the account to reflect the fair market value of BTC held. This is based on Level One valuation from the fair market value price at close for December 31 each year. The value of BTC held at period ends is:

	2021	2020
Virtual Currency (basis)	$405,992	$78,449
Unrealized Gain/loss to Date	262,059	$127,885
Fair Market Value	668,051	206,334

Offering Costs

At December 31, 2020 the company accrued a balance for refundable offering costs related to an offering that was not finished at year end. The amount was $150,000 at year end. Subsequently in 2021 the offering was not completed, and the account balance was expensed.

NOTE F – NON-CURRENT ASSETS

Deferred Tax Asset

The Company records a deferred tax asset at the end of each year based on the amount of Net Operating Loss held for tax purposes. At year end December 31, 2021, and 2020 the amount in the account is $314,511 and $522,402, respectively. The Company believes it is more likely than not to utilize the deferred tax asset in future periods as taxable income is increasing.

Leased Auto

In 2021, The company entered into a long-term lease for a vehicle. Accordingly, at period end, the asset and corresponding liability are recorded at the present value of the lease which at December 31, 2021 is $29,222.

NOTE G – CURRENT LIABILITIES

Accounts Payable

The accounts payable balance at December 31, 2021 and 2020 is $800. This is the accrual of the minimum state corporate tax due at years end.

Credit Cards

Credit cards consists of revolving charge accounts used to facilitate purchases for the Company. The outstanding balances on all credit cards is ($3,470) and $151 at December 31, 2021 and 2020, respectively.

Deferred Revenue

Revenue received, but for which service has not yet been provided is deferred at period end and recognized when earned. The company offers various subscription levels ranging from a pay-per-month model up through a lifetime membership. Deferral on 1-year through 5-year plans is based on time left to the subscription at year end. Lifetime subscriptions are recognized over a 7- and one-half year span. Management believes this most closely approximates the lifespan of these memberships.

Deferred revenue at December 31, 2021 is $1,671,519 and at December 31, 2020 is $360,725.

Accrued Payroll Liabilities

At year ends the Company accrues payroll liabilities for wages and taxes. At December 31, 2021 and 2020, accrued payroll liabilities are $30,295 and $14,657, respectively.

Notes Payable - Current

At December 31, 2021, notes payable consist of:

$400,000 Note, 6.000%, Convertible, Maturity date August 28, 2022.

(See Notes Payable – Non-current for conversion triggers.)

Lease Liability Current and Non-current

In December 2021, the Company entered into a lease for a vehicle. Accordingly, the lease is discounted at 5%, a prevailing rate for a similar credit financed transaction, and recorded in the accounting records. A corresponding asset was entered at that time. The liability current portion at year end 2021 is $9,544 and the non-current portion is $19,678.

NOTE H – NON-CURRENT LIABILITIES

Interest Payable

Interest payable is accrued at year end for amounts due on long term notes payable. Interest payable at December 31, 2021 is $24,000 and at December 31, 2020 is $0.

Notes Payable – Non-current

At December 31, 2020, notes payable consist of:

$250,000 Note, 6.000%, Convertible, Maturity date January 7, 2022

$400,000 Note, 6.000%, Convertible, Maturity date August 28, 2022

Conversion is triggered in the event of a qualified financing, a non-qualified financing, Change in control, initial public offering (IPO). In the event of a financing conversion, the note will convert into shares of equity securities of the financing arraignment.

In the event of change in control, shares of common equity securities at a price equal to the change of control valuation cap divided by the Company's fully diluted capitalization immediately prior to the change in control, will be issued.

In the event of an initial public offering, shares of common equity at a price per share equal to the change in control valuation cap divided by the Company's fully diluted capitalization immediately prior to the IPO, will be issued.

Paycheck Protection Program (PPP)

A Paycheck Protection Program loan was provided to the Company in 2020. The balance is $65,785 at December 31, 2020. The loan was forgiven on August 16, 2021, leaving the balance at $0 on December 31, 2021. The forgiveness was recorded as gain on extinguishment of debt in accordance with Accounting Standards Codification (ASC) 470, Debt, and other related accounting pronouncements.

NOTE I – STOCKHOLDER EQUITY

There are five classes of stock (Common A, Gab Tokens, Common C, Preferred, Preferred Series A). Common Class A and Gab Tokens contain voting rights while Common Class C is non-voting. Preferred shares are split between regular and Series A Preferred, all are non-voting. All shares have a par value of $0.0001. As of December 31, 2021, and 2020, the following are authorized and issued:

2021:

	Authorized	Issued
Common Class A	11,725,000	7,056,029
GAB Tokens	275,000	261,317
Common Class C	2,000,000	-
Preferred	2,500,000	-
Preferred Series A	1,500,000	7,192

2020:

	Authorized	Issued
Common Class A	11,725,000	6,995,641
GAB Tokens	275,000	261,317
Common Class C	2,000,000	-
Preferred	2,500,000	-
Preferred Series A	1,500,000	7,192

NOTE J – ADDITIONAL PAID-IN CAPITAL

The amount in the additional-paid-in-capital account at December 31, 2021 and 2020 is $2,163,652. APIC consists of funding provided by the majority shareholders, crowdfund investors and others. Issuance costs are expensed as incurred and not offset against additional paid-in capital. The APIC is divided into Common, $2,114,509, and Preferred $49,143.

NOTE K – RELATED PARTY TRANSACTIONS

The Company holds a loan receivable account for transactions with the primary shareholder and founder Andrew Torba. The amount of the balance in the account is $435,000 at December 31, 2021 and $0 at December 31, 2020. The terms of the note contain a 0.120% interest rate and is due on April 1, 2024. Interest is not due and payable until maturity. The note's interest rate is below prime.

NOTE L – COMMITMENTS AND CONTINGENCIES

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE M – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016. The Company's ability to continue as a going concern is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern. In prior years, the company had suffered losses as a result of operations. However, sales have been increasing year on year and, the Company's management believes it is poised to increase profitability.

NOTE N – SUBSEQUENT EVENTS

The Company is planning a crowdfunding-based stock offering to begin on, or about, December 2022. The results of the campaign are unknown at the time the financial statements are available to be issued. The Regulation CF offering is for shares of Class D non-voting common stock, par value $0.0001 per share. The target raise is between $1,000,000 and $4,999,500

The price of Bitcoin has been falling in 2022. The Company accepts Bitcoin in payment for subscriptions, advertising, and product purchases. At the date the financial statements are available to be issued, the fair market value of the Bitcoin held by the Company at December 31, 2021 (14.4267289) is $256,709, based on the closing price.

NOTE O – CONCENTRATION OF CREDIT RISK

At times during the years 2021 and 2020, the Company maintained cash balances with banks in excess of the federally insured amount. This occurrence is not uncommon for businesses which receive revenue amounts similar to those the Company does. As well, some sales are paid for with crypto currency. Cryptocurrencies can be volatile, and the fair market value can fluctuate widely during any reporting period.

NOTE P - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through December 14, 2022, the date that the financial statements are available to be issued.